Exhibit 99.2

MEGA MATRIX INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in Exhibit 99.1, submitted on the Form 6-K filed with the Securities and Exchange Commission (SEC”) on September 29, 2025 (“Form 6-K”). We urge you to carefully review and consider the various disclosures made by us in this Exhibit 99.2 and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended December 31, 2024. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Unless otherwise stated herein, and except where the context otherwise requires and for the purposes of this Exhibit 99.2 only:

● “Company,” “we,” “MPU Cayman,” “us,” and “our” refer to the combined business of Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

● “Digital Asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency represent one type of digital asset;

● “Exchange Act” refers the Securities Exchange Act of 1934, as amended;

● “FunVerse” refers to the MPU DE’s wholly-owned subsidiary FunVerse Holding Limited, a company incorporated under the laws of British Virgin Islands company;

● “MPU DE” refers to Mega Matrix Corp., a Delaware corporation and wholly-owned subsidiary of MPU Cayman after the Redomicile Merger;

● “MPU Merger Sub” refers to MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman before the Redomicile Merger;

● “MTP” refers to the MPU DE’s wholly-owned subsidiary Marsprotocol Technologies Pte. Ltd., a Singapore exempt private company limited by shares;

● “Ordinary Shares” means Class A Shares, and Class B Shares and Class C Shares;

● “Redomicile Merger” means the redomicile merger consummated on October 8, 2024, pursuant to which MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly owned subsidiary of MPU Cayman. The merger was conducted in accordance with the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024, which was approved by MPU DE stockholders on September 25, 2024.

● “SEC” refers to the Securities and Exchange Commission;

● “Securities Act” refers to the Securities Act of 1933, as amended;

● “SDP” refers to the MPU DE’s wholly-owned subsidiary Saving Digital Pte. Ltd., a Singapore exempt private company limited by shares; and

● “Yuder” refers to FunVerse’s wholly-owned subsidiary, Yuder Ptd, Ltd., a Company incorporated under the laws of Singapore.

In this Exhibit 99.2, discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Exhibit 99.2 and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase Bitcoin or Ethereum at the price that we want; ability to obtain additional financing in the future to fund capital expenditures and our Bitcoin/Ethereum treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	ability to manage risks associated with our Bitcoin and/or Ethereum treasury reserve strategy;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the NYSE American continuing listing standards, and the potential delisting of our securities from NYSE American;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended December 31, 2024. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Overview

We are a holding company incorporated in Cayman Islands and headquartered in Singapore. The Company wholly owns MPU DE which wholly-owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). FunVerse directly owns Yuder Pte, Ltd., a Singapore corporation (“Yuder”). Yuder operates FlexTV, a short drama streaming platform based in Singapore that produces English, Japanese and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on its FlexTV platform. To deliver diverse and international content to our users, Yuder’s production team has filmed  in various parts of the world, including, but not limited to, the United States, Mexico, Australia, Thailand, and Philippines.

Recent Corporate Developments

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. Under the Agreement, the Manager may sell the Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NYSE American, the existing trading market for our Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Capitalized terms used but not defined herein shall have the same meanings as ascribed to them in the Agreement. The Company intends to use the net proceeds of the offering to fund its growth plans, for working capital, and for other general corporate purposes. For the six months ended June 30, 2025, the Company sold 398,710 shares of Class A Ordinary Share and raised net proceeds of $360,400.

Updates to Digital Asset Treasury and Web3 Strategy

In May 2025, the Company’s Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset. This business strategy was updated on July 2, 2025, in which the Company’s Board of Directors approved to restart its Ethereum (“ETH”) staking business and the exploration of a broader Web3-focused strategy. Through staking, the Company earns rewards that can be reinvested into ETH or used for general corporate purposes. The Company believes that its strategy to reinstate its ETH staking business will enhance long-term shareholder value. On August 21, 2025, the Company further updated its digital asset treasury (“DAT”) reserve strategies and focus on stablecoin governance token its primary treasury asset. On September 4, the Company provided a business update regarding its DAT strategy, emphasizing its focus on leading stablecoin governance tokens.

Private placement

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 16,000,000 Class A ordinary shares, par value $0.001 (the “Class A Shares”), for an aggregate purchase price of $16,000,000, or $1.00 per Class A Share (the “Offering Purchase Price”, the transactions contemplated under the Agreement, the “Offering”). The Offering closed on the same day and the proceeds therefrom will provide a solid capital foundation for the Company’s proposed strategic expansion into the stablecoin sector.

In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 785,000 Class A Shares to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5,000,000. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

Increase of share capital

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, , divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

Conversion of Class B ordinary shares into Class C ordinary shares and grant Class C ordinary shares to a management

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value$0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes.

On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”).

The Conversion and the Transfer closed on September 22, 2025.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, also known as in-App purchase services (“IAP”), (ii) online advertising services, also known as in-App advertising services (“IAA”), and (iii) content licensing business of our short dramas. For the three and six months ended June 30, 2025 and 2024, our revenues were comprised of the following:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024

In-App Purchase services	$5,865,100	$6,271,600	$12,455,500	$14,319,800
In-App Advertising services	515,600	644,500	1,150,300	1,287,900
Content licensing business	679,900	-	1,191,000	-
	$7,060,600	$6,916,100	$14,796,800	$15,607,700

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). We offer membership services to subscribers in various countries and provide the plans that primarily include access to exclusive and ad-free streaming of short dramas, accelerated downloads and more. Users can choose to become weekly, monthly or annual members on our short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins by completing daily and new user tasks.

For the three months ended June 30, 2025 and 2024, we collected recharge amount of approximately $5.9 million and $6.5 million from In-App Purchases services, respectively. For the six months ended June 30, 2025 and 2024, we collected recharge amount of approximately $12.7 million and $15.8 million from In-App Purchases services, respectively. We recognize revenues ratably over the membership period and consumption of in-app coins as services are rendered.

	For the six months ended June 30, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Revenues from In-App Purchases services	$4,666,800	$4,516,800	$2,536,000	$735,900	$12,455,500

Period Active Users (“PAU”)(1)	606,944	1,747,828	1,192,264	538,246	4,085,282
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$7,69	$2.58	$2.13	$1.37	$3.05
Period Paying Users (“PPU”) (3)	104,596	141,774	85,644	32,586	364,600
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$44.62	$31.86	$29.61	$22.58	$34.16

(1)	A PAU is defined as a user who has downloaded and opened FlexTV app at least once. For the six months ended June 30, 2025, the PAU is calculated at the total of six months PAU.

(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.

(3)	A PPU is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users. For the six months ended June 30, 2025, the PPU is calculated at the total of six monthly PPU.

(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platforms in the year of 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants licenses of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting licenses to the customers, and will recognize the variable price once the fees are collected. For the three months ended June 30, 2025 and 2024, the Company generated revenues of approximately $0.5 million and $nil, respectively, from its content licensing business. For the six months ended June 30, 2025 and 2024, the Company generated revenues of approximately $1.2 million and $nil, respectively, from its content licensing business.

Cost of revenues

For the three and six months ended June 30, 2025 and 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024

Platform service fees charged by third party payment processors	$1,442,600	$1,844,800	$3,300,400	$4,543,600
Amortization of content assets	1,283,200	693,200	2,655,400	1,239,900
Others	202,400	170,900	394,200	425,600
	$2,928,200	$2,708,900	$6,350,000	$6,209,100

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024

Advertising expenses	$3,391,700	$4,254,400	$7,779,400	$11,928,300
Others	39,800	90,300	53,700	134,800
	$3,431,500	$4,344,700	$7,833,100	$12,063,100

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses advertising expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024

IT expenses	$1,072,400	$897,800	$2,029,500	$1,452,200
Payroll and welfare expenses	458,300	1,004,200	945,500	1,566,900
Consulting expenses	541,900	827,600	1,361,200	1,631,700
Others	154,400	146,500	341,200	463,700
	$2,227,000	$2,876,100	$4,677,400	$5,114,500

Income taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us our shareholders, no withholding tax will be imposed.

United States

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state. Currently we are not under any audit examination from federal or state tax authority in the United States.

The tax expenses primarily come from the state minimum taxes and franchise taxes.

Singapore

We are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17% based on the adjusted taxable income.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The ASC 740 – Accounting for Income Tax guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

We have determined that a valuation allowance is necessary against the full population of the deferred tax assets as based on all available evidence, we do not anticipate that our future taxable income will be sufficient to recover our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we will re-valuate our position and release a portion or all the valuation allowance if required.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of June 30, 2025, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

The following table represents our unaudited condensed consolidated statement of operations for the three and six months ended June 30, 2025 and 2024.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024

Revenues	$7,060,600	$6,916,100	$14,796,800	$15,607,700
Cost of revenues	(2,928,200)	(2,708,900)	(6,350,000)	(6,209,100)
Gross profit	4,132,400	4,207,200	8,446,800	9,398,600

Operating expenses:
Selling expenses	(3,431,500)	(4,344,700)	(7,833,100)	(12,063,100)
General and administrative expenses	(2,227,000)	(2,876,100)	(4,677,400)	(5,114,500)
Total operating expenses	(5,658,500)	(7,220,800)	(12,510,500)	(17,177,600)

Loss from operations	(1,526,100)	(3,013,600)	(4,063,700)	(7,779,000)

Other income (expenses):
Changes in fair value of digital assets	19,000	(302,000)	19,000	2,238,700
Share of equity loss	(1,000)	-	(2,400)	-
Impairment of long-term investments	-	(224,800)	-	(224,800)
Changes in fair value of trading securities	(2,000)	-	(1,200)	-
Interest expenses, net	36,200	(24,100)	94,400	(26,600)
Other income (expenses), net	9,900	(7,700)	12,400	7,200
Total other income (expenses), net	62,100	(558,600)	122,200	1,994,500

Loss from operations before income tax	(1,464,000)	(3,572,200)	(3,941,500)	(5,784,500)

Income tax (expenses) benefits	(200)	(400)	(600)	276,200
Net loss and comprehensive loss	$(1,464,200)	$(3,572,600)	$(3,942,100)	$(5,508,300)

For the three months ended June 30, 2025 and 2024

Revenues

For the three months ended June 30, 2025, we collected recharge amount of approximately $5.9 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $5.9 million, online advertising service of approximately $0.5 million and content licensing services of approximately $0.7 million, respectively. For the three months ended June 30, 2025, we had paying users of 169,210. We earned ARPPU of $34.66 for the three months ended June 30, 2025.

For the three months ended June 30, 2024, we collected recharge amount of approximately $6.5 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $6.3 million and online advertising service of approximately $0.6 million, respectively. For the three months ended June 30, 2024, we had paying users of 201,561, among which 72,615 were from the United States. We earned ARPPU of $31.12 for the three months ended June 30, 2024.

For the three months ended June 30, 2025, our revenues was approximately $7.1 million, increasing by approximately $0.2 million from $6.9 million for the three months ended June 30, 2024. The increase was attributable to an increase of approximately $0.7 million in content licensing business, partially offset by a decrease of approximately $0.4 million in revenues from membership and top-up streaming services and a decrease of approximately $0.1 million from online advertising services.

Revenues from membership and top-up streaming services. Our revenues from membership and top-up streaming services for the three months ended June 30, 2025 decreased by approximately $0.4 million, or 6.5%. The decrease was primarily caused by a decrease in paying users from 201,561 for the three months ended June 30, 2024 to 169,210 for the same period of 2025, affected by a decrease in release of new short-dramas on our platform. For the three months ended June 30, 2025, we focused on developing short-dramas for our content licensing business.

Revenues from content licensing business. Our revenues from content licensing business was approximately $0.7 million for the three months ended June 30, 2025. We commenced the content licensing business in the third quarter of 2024, and did not generate such revenues for the three months ended June 30, 2024.

Cost of revenues

For the three months ended June 30, 2025, our cost of revenues was approximately $2.9 million, increasing by approximately $0.2 million from $2.7 million for the three months ended June 30, 2024. The changes in cost of revenues was primarily derived from an increase of approximately $0.6 million in amortization of content assets with an increase in content assets on our platform, partially offset by a decrease of approximately $0.4 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services.

Gross profit

As a result of the foregoing, we generated gross profit of approximately $4.1 million and $4.2 million, respectively, for the three months ended June 30, 2025 and 2024.

Selling expenses

Our selling expenses decreased by approximately $0.9 million, or 21.0%, from approximately $4.3 million for the three months ended June 30, 2024 to approximately $3.4 million for the same period of 2025. The decrease was primarily due to a decrease of approximately $0.9 million in advertising expenses which was in line with our decrease in revenues from membership and top-up streaming services.

General and administrative expenses

For the three months ended June 30, 2025, we incurred general and administrative expenses of approximately $2.2 million, representing a decrease of approximately $0.7 million, or 22.6% from approximately $2.9 million for the three month ended June 30, 2024. The decrease was primarily attributable to a decrease of approximately $0.5 million in payroll expenses and a decrease of approximately $0.3 million in legal expenses which was included in consulting expenses, partially offset by an increase of approximately $0.2 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform.

Net Loss

As a result of the foregoing, net loss for the three months ended June 30, 2025 was approximately $1.5 million, decreasing by approximately $2.1 million, or 59.0%, from approximately $3.6 million for the three months ended June 30, 2024.

For the six months ended June 30, 2025 and 2024

Revenues

For the six months ended June 30, 2025, we collected recharge amount of approximately $12.7 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $12.5 million, online advertising service of approximately $1.2 million and content licensing services of approximately $1.2 million, respectively. For the six months ended June 30, 2025, we had paying users of 364,600. We earned ARPPU of $34.16 for the six months ended June 30, 2025.

For the six months ended June 30, 2024, we generated revenues from membership and top-up streaming services of $14.3 million and online advertising service of $1.3 million, respectively. For the six months ended June 30, 2024, we had paying users of 497,318. We earned ARPPU of $28.79 for the first half of 2024.

Compared with revenues for the six months ended June 30, 2024, our revenues for the six months ended June 30, 2025 decreased by approximately $0.8 million, or 5.2%. The decrease was primarily due to a decrease of approximately $1.9 million in revenues from membership and top-up streaming services, partially offset by an increase of revenues from content licensing business of approximately $1.2 million.

Revenues from membership and top-up streaming services. Our revenues from membership and top-up streaming services for the six months ended June 30, 2025 decreased by approximately $1.9 million, or 13.0%. The decrease was primarily caused by a decrease in paying users from 497,318 for the six months ended June 30, 2024 to 364,600 for the same period of 2025, affected by a decrease in release of new short-dramas on our platform. For the six months ended June 30, 2025, we focused on developing short-dramas for our content licensing business.

Revenues from content licensing business. Our revenues from content licensing business was approximately $1.2 million for the six months ended June 30, 2025. We commenced the content licensing business in the third quarter of 2024, and did not generate such revenues for the six months ended June 30, 2024.

Cost of revenues

For the six months ended June 30, 2025 and 2024, the cost of revenues kept stable. The changes in cost of revenues was primarily derived from an increase of approximately $1.4 million in amortization of content assets with an increase in content assets on our platform, partially offset by a decrease of approximately $1.2 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services.

Gross profit

As a result of the foregoing, we generated gross profit of approximately $8.4 million and $9.4 million, respectively, for the six months ended June 30, 2025 and 2024.

Selling expenses

Our selling expenses decreased by approximately $4.3 million, or 35.1%, from approximately $12.1 million for the six months ended June 30, 2024 to approximately $7.8 million for the same period of 2025. The decrease was primarily due to a decrease of approximately $4.1 million in advertising expenses which was in line with our decrease in revenues from membership and top-up streaming services.

General and administrative expenses

For the six months ended June 30, 2025, we incurred general and administrative expenses of approximately $4.7 million, representing a decrease of approximately $0.4 million, or 8.5% from approximately $5.1 million for the six month ended June 30, 2024. The decrease was primarily attributed to a decrease of approximately $0.6 million in payroll expenses and a decrease of approximately $0.3 million in legal expenses which was included in consulting expenses. The decrease in legal expenses was because we incurred higher counsel fees for acquisition of FunVerse and deconsolidation of staking business and leasing of regional aircraft business in the six months ended June 30, 2024, partially offset by an increase of approximately $0.6 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform.

Income tax (expenses) benefits

Income tax expenses were $600 for the six months ended June 30, 2025, which was state tax incurred by one subsidiary.

Income tax benefits were approximately $0.3 million for the six months ended June 30, 2024, which was mostly driven by a deferred tax liability of $0.3 million from intangible assets acquired from Yuder Pte Ltd.

Net Loss

As a result of the foregoing, net loss for the six months ended June 30, 2025 was approximately $3.9 million, decreasing by approximately $1.6 million, or 28.4%, from approximately $5.5 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and equity financing through private placements. As of June 30, 2025, the Company held cash of approximately $4.0 million.

For the three months ended June 30, 2025 and 2024, the Company reported net losses of approximately $1.5 million and $3.6 million, respectively. For the six months ended June 30, 2025 and 2024, the Company reported net losses of approximately $3.9 million and $5.5 million, respectively. In addition, the Company had accumulated deficits of approximately $30.3 million and $26.3 million as of June 30, 2025 and December 31, 2024, respectively, but the Company had working capital of approximately $6.4 million among which the Company held cash of approximately $4.0 million as of June 30, 2025, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of the Form 6-K of which this exhibit is a part of Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 presented:

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(3,985,800)	$8,142,100
Net cash used in investing activities	(1,239,400)	(1,291,700)
Net cash provided by financing activities	360,400	2,004,900
Net changes in cash and cash equivalents	(4,864,800)	8,855,300
Cash, cash equivalents, beginning of period	8,870,800	3,129,800
Cash, cash equivalents, end of period	$4,006,000	$11,985,100

Operating activities

Net cash used in operating activities for the six months ended June 30, 2025 was approximately $4.0 million, primarily attributable to net loss of approximately $3.9 million, adjusted for (a) non-cash items including amortization of content assets of approximately $2.7 million and share-based compensation expenses to certain management and non-employees of approximately $0.4 million, and (b) changes in operating assets and liabilities including (i) an increase of content assets of approximately $3.3 million as we invested in content assets since we acquired FunVerse in January 2024, and (ii) an increase of approximately $0.2 million in contract liabilities as a result of less of our paying users subscribed for short-dramas because of decrease in release of new short-dramas on our platform.

Net cash provided by operating activities for the six months ended June 30, 2024 was $8.1 million, primarily attributable to net loss of approximately $5.5 million, adjusted for (a) non-cash items including an increase in fair value of approximately $2.2 million in digital assets, amortization of content assets of approximately $1.2 million, and share-based compensation expenses to certain employees of approximately $1.0 million, and (b) changes in operating assets and liabilities including (i) a decrease of digital assets of approximately $12.3 million as we exchanged ETH and USDT into cash, (ii) an increase of approximately $1.2 million in contract liabilities, which was caused by acquisition of Yuder in January 2024.

Investing activities

For the six months ended June 30, 2025, the cash flow used in investing activities was approximately $1.2 million, which was primarily attributable to purchase of BTC of approximately $1.3 million, partially offset by collection of loans of approximately $0.1 million from a related party.

For the six months ended June 30, 2024, the cash flow used in investing activities was approximately $1.3 million, which was primarily attributable to purchase of digital assets of approximately $0.6 million and investment in equity investees of approximately $0.5 million, loans of $0.3 million made to a related party, partially offset by acquisition of cash of approximately $0.1 million from acquisition of Yuder.

Financing activities

For the six months ended June 30, 2025, we raised cash of approximately $0.4 million from private placement.

For the six months ended June 30, 2024, we raised cash of approximately $2.0 million from private placement closed in January 2024 and May 2024.

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.